UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number:  1-13463

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Endeavour International Corporation Full Name of Registrant
Continental Southern Resources, Inc. Former Name if Applicable
811 Main Street, Suite 2100 Address of Principal Executive Office (Street and Number)

Houston, Texas 77002 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

On September 2, 2014, Endeavour International Corporation (the “Company”) announced that it had decided not to pay approximately $33.5 million in interest due on September 2, 2014 on its 12% First Priority Notes due March 2018 (“First Priority Notes”), 12% Second Priority Notes due June 2018 (“Second Priority Notes”) and 6.5% Convertible Senior Notes due November 2017 (“6.5% Convertible Senior Notes”).  Under the term of the indentures for the First Priority Notes, Second Priority Notes and 6.5% Convertible Senior Notes, there was a 30-day grace period during which the Company could elect to make the interest payment and cure any potential event of default for non-payment.

On September 30, 2014, the Company entered into forbearance agreements (the “Forbearance Agreements”) with holders of a majority of the holders of its debt.  Under the terms of the Forbearance Agreements, the holders agreed to forbear from exercising remedies against the Company arising from the failure by the Company to pay (following the passing of a 30-day grace period that ended on October 1, 2014) the September 2, 2014 interest payments due.  The forbearance period, initially scheduled to expire on October 7, 2014, was subsequently extended to October 10, 2014.

Subsequent to the close of the third quarter of 2014, on October 10, 2014, the Company announced that it reached agreements with greater than two-thirds of the holders of its First Priority Notes, Second Priority Notes, 6.5% Convertible Senior Notes, 7.5% Convertible Bonds

and 5.5% Convertible Senior Notes, in the form of a consensual Restructuring Support Agreement (“RSA”) that, if implemented as proposed, will significantly reduce the Company’s outstanding debt.  The RSA contemplated that the refinancing would occur pursuant to a pre-arranged plan of reorganization.  On the same day, Endeavour and certain of our wholly owned U.S. subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  The Chapter 11 cases are being jointly administered by the Bankruptcy Court as Case No. 14-12308 (the “Bankruptcy Cases”).

Given the significance of the Bankruptcy Cases and the other transactions to be addressed, the financial statements to be included in the Company’s Quarterly Report on Form 10-Q (the “Form 10-Q”) could not be completed within the time period prescribed for the filing of the Form 10-Q without unreasonable effort and expense.  These transactions and the related disclosure require review by the Company’s board of directors and management significantly beyond the time required during the Company’s normal review cycle.  The Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Catherine L. Stubbs (Name)	713 (Area Code)	307-8700 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No _______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENDEAVOUR INTERNATIONAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     November 10, 2014By:  /s/Catherine L. Stubbs

     Catherine L. Stubbs

     Senior Vice President,

        Chief Financial Officer